Mail Stop 7010

                                                February 28, 2006



Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K/A for the year ended December 31, 2004
      Filed February 22, 2006
      File No. 000-22400


Dear Mr. Simonetta:

      We have reviewed your Form 10-K/A for the fiscal year ended
December 31, 2004 and have the following additional comments.

Item 9A. Controls and Procedures
1. We note your statement that you believe you had reasonable support for your historical method of accounting for certain of your custom antibody arrangements. However, as noted in our prior comment letters and conference calls, the contractual terms of these arrangements did not support your historical method of revenue recognition under the percentage-of-completion method of SOP 81-1. In light of the fact that you restated your financial statements to account for these custom antibody projects in accordance with SAB 104, it is unclear to us how you were able to conclude that your disclosure controls and procedures were effective. Based on our above concerns, please re-evaluate your conclusion that your disclosure controls and procedures were effect. Please amend your Form 10-K/A to more fully disclose how you reached your conclusion that your disclosure controls and procedures were effective or, if necessary, revise your disclosures to conclude that your disclosure controls and procedures were ineffective.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-3747,
Jeanne
Baker at (202) 551-3691 or, in their absence, to the undersigned at
(202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


??

??

??

??

Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
February 28, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE